UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 4)*

                              Tercica, Inc.
                            (Name of Issuer)

                      Common Stock, $0.001 par value
                      (Title of Class of Securities)

                               88078L105
                            (CUSIP Number)

                           Jeffrey I. Martin
                       Rho Capital Partners, Inc.
                    152 West 57th Street, 23rd Floor
                        New York, New York 10019
                              212-751-6677
            (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             July 18, 2006
         (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





-----------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 4 to Schedule 13D for Tercica, Inc., a Delaware corporation ("Tercica" or the "Company"), amends a statement on Schedule 13D originally dated March 22, 2004, as amended as of January 31, 2005 and January 23, 2006, with respect to shares ("Shares") of Tercica Common Stock, par value $0.001 per share, beneficially owned by Rho Capital Partners, Inc., a New York corporation ("Rho"), its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust I; Rho Management Ventures IV, LLC; Rho Capital Partners Verwaltungs GmbH; Drakensberg, L.P.; and Kariba LLC (collectively, the "Reporting Persons").

          On July 18, 2006, Tercica and Ipsen, S.A., a French societe anonyme ("Ipsen"), announced a strategic collaboration (the "Transaction") as part of which it is expected that Ipsen will acquire newly issued shares of Tercica Common Stock, representing 25% of its outstanding stock, together with convertible notes and warrants which could permit Ipsen to increase its ownership in the Company to 40%.

         In connection with the Transaction, the Reporting Persons have entered into various agreements with the Company, its other stockholders, and Ipsen and its affiliates (collectively, the "Transaction Documents"), which affect the rights of the Reporting Persons to vote and/or to dispose of the shares of Tercica Common Stock owned by them. This Amendment accordingly is filed in order to amend items 6 and 7, and item 1, in the Schedule 13D as previously filed, as follows:



Item 1. Security and Issuer.

         This statement relates to shares of Common Stock, $0.001 par value per share of Tercica, Inc., a Delaware corporation. The principal executive offices of Tercica are located at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In connection with the Transaction, certain of the Reporting Persons have entered into a Voting Agreement, dated July 18, 2006 (the "Voting Agreement"), with Ipsen and Suraypharm, a French subsidiary of Ipsen ("Suraypharm"), by which such Reporting Persons have agreed (1) to vote their Shares for approval of the Transaction, and against actions which would interfere with consummation of the Transaction, until the date of the first closing of the Transaction (or termination thereof), (2) to vote their Shares in favor of each Director that Ipsen is entitled to nominate pursuant to
Section 2.4 of the Affiliation Agreement (as defined in the Transaction Documents), and to vote their Shares in favor of any transactions contemplated by the Transaction Documents, for so long as Ipsen remains entitled to appoint a director to the Board of Directors of the Company; provided, that the Reporting Persons are not thereby obligated with respect to any matter set forth in Section 2.7 of the Affiliation Agreement, (3) until the first closing of the Transaction, not to (A) sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any of the Shares of such Reporting Person (except as Ipsen may agree); or (B) grant any proxy, or create a voting trust, voting agreement or similar arrangement with respect to its Shares, other than the Voting Agreement; provided, that if the first closing has not occurred by the dates specified in the Transaction Documents, certain transfers of Shares shall be permitted (the "Lock-Up Agreement"); and (4) until the first closing of the Transaction, not to (A) negotiate, authorize, recommend, enter into ,or propose to enter into, any investment transaction, merger, strategic alliance, joint venture or any similar transaction involving the Company (a "Competing Transaction") with any person other than Ipsen, (B) continue any pending discussions or negotiations with any other third party concerning any previously proposed Competing Transaction, (C) knowingly encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of a Competing Transaction, or (D) knowingly furnish or cause to be furnished to any person any information in furtherance of a Competing Transaction. The foregoing summary of the terms of the Voting Agreement is qualified by reference to the full text of section 3 of the Voting Agreement, which is included as Exhibit A to this Amendment No. 4, and is incorporated herein by reference.

            Also in connection with the Transaction, the Company issued to Rho on behalf of the Reporting Persons a letter agreement, dated July 18, 2006, by which the Company agreed not to extend the date of the first closing for the Transaction beyond certain dates specified in the Transaction Documents, without the consent of Rho or the release of each of the Reporting Persons from their respective obligations under the Lockup Agreement. The foregoing summary of such letter agreement is qualified by reference to the full text of such letter agreement, which is included as Exhibit B to this Amendment No. 4, and is incorporated herein by reference.



Item 7.  Material to be Filed as Exhibits


         The following document is filed as an exhibit in substitution of previously filed Exhibit A, which is no longer effective:

A. Voting Agreement, dated July 18, 2006, among Tercica, Ipsen, Suraypharm, and certain of the Reporting Persons.


         The following document is filed as Exhibit B:

B.  Letter Agreement, dated July 18, 2006, from Tercica to Rho.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 24, 2006.



RHO CAPITAL PARTNERS, INC.


By:   /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Joshua Ruch



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Habib Kairouz



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Mark Leschly



RHO VENTURES IV, L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT VENTURES IV, LLC


By:  /s/ Jeffrey I. Martin
---------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV (QP), L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV GmbH & CO. BETEILIGUNGS KG


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GmbH


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST I


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



DRAKENSBERG, L.P.


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



KARIBA LLC


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer